Exhibit 2.2

AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This amendment TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), effective as of the 1st of October, 2021 (the “Effective Date”), is made by and among Brain Scientific Inc., a Nevada corporation (the “Parent”), BRSF Acquisition Inc., a Delaware corporation (the “Acquisition Subsidiary”) and Piezo Motion Corp., a Delaware corporation (the “Company”). The Parent, the Acquisition Subsidiary and the Company are each a “Party” and referred to collectively herein as the “Parties.”

W I T N E S S E T H:

WHEREAS, Parent, Acquisition Company, the Company entered into that certain Agreement and Plan of Merger dated June 11, 2021 (the “Agreement and Plan of Merger”);

WHEREAS, pursuant to Section 8.9 of the Agreement and Plan of Merger, any provisions of the Agreement and Plan of Merger may be amended only in a writing signed by both all of the Parties; and

WHEREAS, the Parties desire to amend the Section 5.3(j) and Section 4.16 to the Agreement and Plan of Merger.

NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and therein, and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties hereto mutually agree and covenant as follows:

1. Capitalized Terms. All capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Agreement and Plan of `Merger.

2. Amendment to Section 5.3(j). Section 5.3(j) of the Agreement and Plan of Merger is hereby modified and amended to read in its entirety as follows:

“The Parent shall have delivered to the Company:

(i)	evidence of the resignations of all individuals who served as directors and/or officers of the Parent immediately prior to the Effective Time, which resignations shall be effective as of the Effective Time;
(ii)	evidence that the Parent’s Board of Directors is authorized to consist of Hassan Kotob and Nikolay Kukekov;
(iii)	evidence of the appointment of Hassan Kotob and Nikolay Kukekov to serve as directors of the Parent immediately following the Effective Time; and
(iv)	evidence of the appointment of such executive officers of the Parent to serve immediately following the Effective Time as shall have been designated by the Company, as listed in Schedule 5.3(j)(iv) of Parent Disclosure Schedule.”

3. Amendment to Section 4.16. Section 4.16 of the Agreement and Plan of Merger is hereby modified and amended to read in its entirety as follows:

“(a) Within five days of the Closing, the Parent shall issue that certain number of stock options or warrants equaling 20% of the issued and outstanding shares of Parent Common Stock immediately after Closing, plus an additional 160,000 shares of Parent Common Stock (which shall be considered issued prior to Closing for purposes of the 50% Calculation), in each case to the persons or entities as listed in Schedule 4.16 of Parent Disclosure Schedule. For avoidance of doubt, such issuances are made in connection with the Merger

(b) Baruch Goldstein shall agree to be entitled to only receive from Parent cash payments of:

(i)	$149,000 of accrued payroll payment upon Parent raising an aggregate $5,000,000 in capital after the Closing;
(ii)	$200,000 upon Parent raising an aggregate of $10,000,000 in capital after the Closing (but including the Private Placement Offering) and such cash payment shall be held in escrow for 12 months against any liabilities arising prior to the Merger closing;
(iii)	$150,000 upon Parent listing its securities on a senior exchange such as NASDAQ or New York Stock Exchange; and
(iv)	$250,000 upon completion of performance metrics as specified by Hassan Kotob as Chief Executive Officer of Parent.

(c) Simultaneously with the Closing, Baruch Goldstein shall be appointed to serve as Chief Product Officer of MemoryMD on a consulting and part time basis for a one-year term and shall have a monthly compensation of $5,000.

(d) Hassan Kotob shall execute an employment agreement with Parent in form and substance previously provided by the Company.

(e) Baruch Goldstein shall execute the assignment and agreement which assigns his intellectual property to Memory MD in the form attached hereto as Schedule 4.16(e).”

4. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York.

5. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

6. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Facsimile or electronic signatures delivered by fax and/or e-mail/.pdf transmission shall be sufficient and binding as if they were originals and such delivery shall constitute valid delivery of this Agreement.

7. Continuing Effect of Agreement and Plan of Merger. Except as modified by this Amendment, the Agreement and Plan of Merger shall continue in full force and effect in accordance with its terms. To the extent of any conflicts between the terms of the Agreement and Plan of Merger and the terms hereof, the terms of this Amendment shall control.

8. Third Party Beneficiary. Boris Goldstein shall be a third party beneficiary of Sections 3(a) (to the extent he or his designees are to receive any such securities), 3(b) and 3(c) above and shall be entitled to enforce such terms as against Parent.

IN WITNESS WHEREOF, the undersigned have executed this Amendment to be effective as of the Effective Date.

Signature pages follow

PARENT:

BRAIN SCIENTIFIC INC.

By:	/s/ Boris Goldstein
Name:	Boris Goldstein
Title:	Chief Executive Officer

ACQUISITION SUBSIDIARY:

BRSF ACQUISITION INC.

By:	/s/ Boris Goldstein
Name:	Boris Goldstein
Title:	Chief Executive Officer

COMPANY:

PIEZO MOTION CORP.

By:	/s/ Hassan Kotob
Name:	Hassan Kotob
Title:	Chief Executive Officer

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